Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: October 6, 2021

Sonder Holdings Inc. Expands into France with Addition of Paris Champs-Elysées Property

Acquires management and operations of Hotel Atala, Sonder’s first property in France

SAN FRANCISCO (October 6, 2021)—Sonder Holdings Inc. (“Sonder”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, has expanded into France. Sonder recently launched inaugural operations in the country with the management of the Sonder Atala, a 48-unit property located steps from the iconic Champs-Elysées in Paris. The property also features several suites with views of the Eiffel Tower and the Sacré-Cœur Basilica.

To oversee Sonder’s hospitality operations and expansion in France, the company also recently appointed Jean-Charles Denis as General Manager for France. Denis brings several decades of experience in the European hospitality industry, including holding the position of Chief Operating Officer for Interstate Hotels & Resorts, as well as executive roles in finance, commercial and operations functions at Intercontinental Hotels Group. He will also spearhead Sonder’s ongoing expansion in both Paris and additional cities in France.

“France is one of the world’s premier tourist destinations and a must for all global hospitality companies. With the roots of our company in Montreal, France also holds a special cultural significance for us and we’re thrilled to make our entry into this country with a property steps from one of the most renown and iconic avenues,” said Martin Picard, Co-Founder and Global Head of Real Estate. “We continue to pursue aggressive expansion in Europe, North America and the Middle East. France marks the tenth country where Sonder operates and we look forward to continuing to deepen our relationships with local stakeholders in France.”

Sonder has met with a number of local stakeholders, including an introductory meeting at Paris City Hall with the Deputy Mayor in charge of Tourism, Frederic Hocquard, who welcomed the arrival of Sonder as a new hospitality provider to Paris.

“We are delighted to welcome a new provider to the Paris tourist market in the 8th arrondissement/district, with a quality project that reconciles heritage preservation with the new expectations of international tourists,” said Jeanne D’Hauteserre, Mayor of the 8th district of Paris.

“In these difficult times for the tourism sector, I am pleased to welcome Sonder, which has chosen to set up in my constituency, near the Champs-Elysées Avenue. This project contributes to the local economy as well as the strengthening of the tourism offer and allows for a sophisticated digital experience,” said Sylvain Maillard, Member of the National Assembly for Paris.

Headquartered in San Francisco, Sonder operates in 35+ cities across ten countries, and has approximately 15,000 live and contracted units worldwide. The company partners with real estate owners and landlords to lease hotel and apartment buildings and designs, manages and operates them. Sonder distinguishes itself in the hospitality industry through forward thinking design and by infusing technology into its guest experience. This tech-enabled experience puts guests in full control of their stay. They can access everything they need – from booking, to interacting with guest services, to check-out – via their own mobile device from anywhere and at any time, using the Sonder app.

The Sonder Atala Paris is located minutes from major tourist attractions, including the Arc de Triomphe, and boasts an art deco atmosphere with an emphasis on contemporary artwork throughout the property. A hidden garden and terrace are also available for guests to use, boasting comfortable and inviting seating in unique, modern yurt designs.

The hotel also features work from notable contemporary artists including Lisa Pappon, a Brazilian ceramic artist, French photographer Mathieu Detaint, French artist Deborah Sportes, French sculptor Jean-Pierre Moscovino, among others.

Sonder’s expansion into France follows the recent news of the Company’s plans to be publicly listed through a business combination with Gores Metropoulos II (Nasdaq: GMIIU, GMII and GMIIW). The company also recently announced expansions of its operations in the Middle East and Mexico.

To explore Sonder real estate partnership opportunities, please contact partners@sonder.com.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

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Media Contact:

press@sonder.com

Additional Information and Where to Find It

Additional information about the proposed business combination between Sonder and Gores Metropoulos II, Inc. (“GMII”), including a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on April 30, 2021, and a copy of an updated investor presentation provided in a Current Report on Form 8-K filed by GMII with the SEC on July 7, 2021, is available at www.sec.gov. In connection with the proposed business combination, GMII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to GMII’s securities to be issued in connection with the proposed business combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GMII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GMII may also file other documents regarding the proposed business combination with the SEC. GMII stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GMII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GMII investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/ consent solicitation statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GMII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GMII, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GMII stockholders in connection with the proposed business combination. GMII stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading GMII’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning GMII’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on GMII’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GMII’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GMII or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by GMII from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither GMII nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GMII’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between GMII and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.